SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              J.C. NICHOLS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    653777102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                with a copy to:
Mr. Stephen Feinberg                            Robert G. Minion, Esq.
450 Park Avenue, 28th Floor                     Lowenstein Sandler PC
New York, New York  10022                       65 Livingston Avenue
(212) 421-2600                                  Roseland, New Jersey  07068
                                                (201) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 23, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  653777102

     1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                  2(d) or 2(e):             Not Applicable
--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization:           United States
--------------------------------------------------------------------------------
        Number of                       7) Sole Voting Power:               *
        Shares Beneficially             8) Shared Voting Power:             *
        Owned by
        Each Reporting                  9) Sole Dispositive Power:          *
        Person With:                   10) Shared Dispositive Power:        *
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  660,897*
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions):                Not Applicable
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11):      14.3%*
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------

* 160,957 shares (3.5%) of J.C. Nichols Company common stock are owned by Cerberus Partners, L.P., a partnership organized under the laws of Delaware. 173,220 shares (3.8%) of J.C. Nichols Company common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas. 74,500 shares (1.6%) of J.C. Nichols Company common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas. Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 252,220 shares (5.4%) of J.C. Nichols Company common stock are owned by various others persons and entities for which Stephen Feinberg possesses sole voting and investment control over all securities of J.C. Nichols Company owned by such persons and entities. See Item 5 for further information.

Item 4.  Purpose of Transaction.

         On June 17, 1998, in a letter submitted to the board of directors of the Company (the "Offer Letter"), Blackacre, along with its affiliates, offered to acquire the Company for cash consideration of $70.00 per share of the Company's common stock (the "Offer"). In the Offer Letter, Blackacre advised the board of directors of the Company that, among other things, it strongly believes that the proposed transaction between the Company and Highwoods Properties, Inc. (the "Proposed Highwoods Transaction") is inadequate from a financial point of view, does not reflect the values inherent in the Company, subjects the shareholders of the Company to significant financial risks in owning shares of Highwoods Properties, Inc. and, therefore, Blackacre and its affiliates intend to vote against the approval of the Proposed Highwoods Transaction. Furthermore, in the Offer Letter, Blackacre has advised the Company that, along with its affiliates, it has the financial ability to consummate the acquisition of the Company.

         The Offer was made subject to, among other things, the completion by Blackacre of its due diligence with respect to the Company and the termination by the Company of the merger agreement relating to the Proposed Highwoods Transaction on terms which limit the fees payable by the Company as a result thereof.

         The Company informed Blackacre and the Company's shareholders, in a letter to shareholders dated June 19, 1998, that since the fees payable to Highwood's could not be limited until after the shareholder vote on the Highwoods merger, and since Blackacre did not want to commence due diligence until after the Highwoods agreement was terminated, in effect the Blackacre offer was not a serious offer in the Company's view.

          Blackacre sent a letter to the Company dated June 23, 1998 reiterating the seriousness of its offer. See the attached letter.

         Except as set forth in the Offer Letter and the June 23 letter, Stephen Feinberg has no present plans or intentions which would relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

          1. Letter, dated June 23, 1998, of Blackacre Capital Management, L.L.C. to the Board of Directors of J.C. Nichols Company.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 24, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            the  managing  member  of  Blackacre
                                            Capital  Management,  L.L.C.  and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    BLACKACRE
                             Capital Management, LLC

June 23, 1998

The Board of Directors
J.C. Nichols Company
310 Ward Parkway
Kansas City, MO 64112

Attention:  Chairman of the Board

Lady and Gentleman:

We have reviewed your June 19 letter to J.C. Nichols shareholders in which you communicated your continued support of the proposed Highwoods transaction. In doing so, you have not addressed the clear financial superiority of our $70 per share offer which, based on Friday's closing sale price for Highwoods, was $7.00 or 10% higher. You have instead sought to railroad your public shareholders and ESOP participants into approving an inferior transaction by suggesting that we are not seriously interested in acquiring J.C. Nichols or that $70 per share in cash will not be available. You even go so far as to portray "New York based" as something sinister, although you fail to point out that some of your major shareholders, your financial advisory firm, one of your two law firms and your proxy soliciting firm are also New York based.

We continue to see value in J.C. Nichols that is not reflected in the proposed Highwoods transaction and are writing again to assure you, your shareholders and your ESOP participants that we are entirely serious about our $70 per share cash offer, as we are with our stated willingness to consider an even higher price if the confidential information that we have been requesting warrants it.

Since we are committed, as we believe you should also be, to limiting Highwoods' required breakup fee to $2.5 million and thereby preserve almost $3.00 per share in value for J.C. Nichols shareholders, we have thought it would be simplest given the relatively short period of time until the Shareholders Meeting to commence the due diligence and document negotiation process in earnest once the shareholders had rejected the proposed Highwoods transaction. We are nonetheless ready to commence our due diligence immediately pursuant to a confidentiality agreement in the form we have proposed. As you know, this agreement would provide for confidential treatment by us of any information that we receive but would not include the standstill provisions which you proposed since we do not believe that it is in the best interests of J.C. Nichols shareholders and ESOP participants for us to be restricted in our ability to take actions in response to, or otherwise object to, actions that may be taken by you.

Sincerely,

BLACKACRE CAPITAL MANAGEMENT, LLC

By:/s/ RONALD KRAVIT
_______________________________